

May 27, 2022

Christine Sheehy
Chief Financial Officer
Coeptis Therapeutics Inc.
105 Bradford Rd, Suite 420
Wexford, Pennsylvania 15090

> **Re: Coeptis Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 000-56194**

Dear Ms. Sheehy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Note 3. License Right, page F-10

1.   Pursuant to the agreements entered into with VyGen-Bio, Inc. to jointly develop and commercialize two Vy-Gen product candidates, you paid $1,750,000 and issued promissory notes totaling $3,250,000 to Vy-Gen. You also capitalized $5,000,000 to be amortized over a five-year period in which the CD38 Assets are expected to contribute to future cash flows. In regards to the accounting for these CD38 assets which are reflected as Co-Development Options on your balance sheet, please tell us what consideration you gave to the accounting guidance in ASC 730-10-25-2. Specifically address what consideration you gave as to whether these assets have alternative future use. Finally, tell us the development status of the CD38 assets and the progress towards approval in the country/countries in which the CD38 assets are intended to be sold. Confirm that you will provide detailed disclosures in the Business section pursuant to Item 101 of Regulation S-K regarding the status of the research and development of the CD38 assets.

In closing, we remind you that the company and its management are responsible for the

Christine Sheehy
Coeptis Therapeutics Inc.
May 27, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Nudrat Salik at (202) 551-3692 or Tracey Houser at (202) 551-3736 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences